Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, November 21, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 14 to November 18, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14/11/2022	728,518	57.217585	41,684,040.59	XPAR
14/11/2022	250,000	57.232156	14,308,039.00	CEUX
14/11/2022	40,000	57.248003	2,289,920.12	TQEX
14/11/2022	30,000	57.265765	1,717,972.95	AQEU
15/11/2022	761,026	57.372276	43,661,793.72	XPAR
15/11/2022	220,000	57.333283	12,613,322.26	CEUX
15/11/2022	40,000	57.310104	2,292,404.16	TQEX
15/11/2022	25,000	57.297315	1,432,432.88	AQEU
16/11/2022	750,893	58.481792	43,913,568.24	XPAR
16/11/2022	220,000	58.489930	12,867,784.60	CEUX
16/11/2022	30,000	58.516679	1,755,500.37	TQEX
16/11/2022	25,000	58.523612	1,463,090.30	AQEU
17/11/2022	565,637	57.788643	32,687,394.66	XPAR
17/11/2022	320,000	57.740881	18,477,081.92	CEUX
17/11/2022	101,000	57.728725	5,830,601.23	TQEX
17/11/2022	52,000	57.786466	3,004,896.23	AQEU
18/11/2022	531,166	58.356840	30,997,169.28	XPAR
18/11/2022	350,000	58.004452	20,301,558.20	CEUX
18/11/2022	75,000	58.004786	4,350,358.95	TQEX
18/11/2022	75,000	58.012083	4,350,906.23	AQEU
Total	5,190,240	57.800764	299,999,835.87

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com